Amendment Agreement to the Talawaan Takeover Agreement

Following is an Amendment, (the "Amendment Agreement"), dated October 14, 2024, to the Joint Operating Agreement, Restructuring & Acquisition of 100% Ownership, between Jefri Katordjo ("Party A") and Brookmount Explorations, lnc.("Party B"), (collectively "The Parties"), dated June 19 2024 ("The Agreement") which is attached hereto and incorporated by reference herein;

Article 5, Payment of Royalty on Net Revenue Generated is hereby replaced with: Payment of Royalty on Net Profit Generated; In consideration of the shareholding restructuring outlined herein, The Parties agree that a royalty payment amounting to 25% of net profit generated by Mining Operations will be payable to First Party. Such Royalty payment will be made in cash by Second Party to First Party at the conclusion of every quarter of operations.

NET Profit

"Net Profits" shall mean the total revenue generated by the Company from its operations, less all expenses incurred in the course of conducting business, including but not limited to operating expenses, administrative costs, taxes, interest, depreciation, and amortization. Net Profits shall be calculated in accordance with generally accepted accounting principles (GAAP), as applicable, and shall exclude any extraordinary gains or losses, unless otherwise specified in this Agreement

Renewal of the Koperasi license: The Koperasi license, currently set to expire in April 2025, shall be extended by First Party in full compliance with all applicable legal and regulatory requirements. First Party shall be responsible for ensuring that all necessary filings, documentation, and formalities required by Indonesian law are completed in a timely manner to secure the extension of the Koperasi license.

lncrese the license area of Koperasi: The current Koperasi license covers 10 hectares of the property. First Party agrees to take all necessary actions to expand the Koperasi license area in accordance with all applicable legal and regulatory requirements of the Republic of Indonesia. First Party shall ensure that all necessary applications, fees, and compliance documents are submitted to the relevant authorities for the expansion of the license.

Dispute Resolution and Arbitration Clause:

In the event of any dispute, controversy, or claim arising out of or in connection with this agreement, including any question regarding its existence, validity, or termination, the parties shall first endeavor to resolve the matter amicably through good faith negotiations. If the dispute cannot be resolved through such negotiations within 30 days from the date of a written notice requesting amicable resolution, either party may refer the dispute to arbitration.

The dispute shall then be finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (SIAC Rules), which are deemed to be incorporated by reference into this clause. The language of the arbitration shall be English. The Tribunal shall consist of three arbitrators. Each party shall appoint one arbitrator, and the two appointed arbitrators shall jointly appoint the third arbitrator, who shall act as the presiding arbitrator. The seat of the arbitration shall be Singapore. The decision of the arbitrators shall be final and binding on both parties.

Assignment of Claims Clause:

Either party may assign, transfer, or delegate any claims, rights, or causes of action arising out of or in connection with this agreement, including the right to seek damages, equitable relief, or other legal remedies, to any third party, affiliate, or successor entity without the prior written consent of the other party.

The assigning party shall notify the other party of such assignment, and the assignee shall assume all related rights and obligations associated with the assigned claims. Any assignment shall not relieve the assigning party of any obligations under this agreement unless expressly agreed otherwise in writing by the assignee.

The assignment of claims under this agreement shall be subject to applicable laws and regulations, including, but not limited to, restrictions on the transfer of certain types of claims. Any assignment that contravenes applicable laws shall be null and void.

Signed for and on behalf of:

Jefri Katordjo (Party A)	Brookmount Explorations Inc. (Party B)

/s/ Jefri Katordjo	/s/ Nils Ollquist
Chief Executive Officer

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